Exhibit 99.1

Sidus Space and Maris-Tech Announce Agreement for AI Driven New-Space Ultra-HD Video System

Platform will allow cameras in space to take and transmit high-quality video and still images and implement edge AI algorithms in real-time

Rehovot, Israel, Cape Canaveral, Florida, US, June 20, 2023 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK) (“Maris-Tech” or the “Company”), a B2B provider of edge AI accelerated video solutions for edge platforms, and Sidus Space, Inc. (NASDAQ: SIDU) (“Sidus Space”) a multi-faceted Space and Defense-as-a-Service satellite company, announced an agreement to collaborate on developing a system for peripheral photography, recording, transmission, and artificial intelligence for nanosatellites and space tools.

“The collection and transmission of high-quality video and still images is a key component of our emerging, high-margin, data-as-a-service, recurring revenue streams.  With the launch of LizzieSat set for the fourth quarter of this year, we are thrilled to work with Maris-Tech to develop an innovative, AI driven, situation-awareness-solution that answers a critical need in the New Space market.” said Carol Craig, Founder and CEO of Sidus Space.

“We are proud and excited to partner with Sidus Space in this innovative project, which positions Maris-Tech’s entry as part of the prestigious international New-Space club. This collaboration will bring Maris-Tech’s pioneering solutions to the forefront of the nanosatellite market,” said Israel Bar, CEO of Maris-Tech.

The international research and development project is supported by the Israel Innovation Authority in cooperation with Space Florida. The collaboration will result in the development of an innovative, state-of-the-art product for the space market through R&D, testing, and evaluation of technology.

Maris-Tech will provide the know-how and core technology and will enable surround Ultra-HD video capture, recording and upload as well as AI acceleration for spacecraft anti-collision, proximity estimation, landing, and other customer defined algorithms.

Sidus Space will provide the infrastructure and expertise to perform the required tests and analysis to validate the ability of the hardware to operate as expected in space, integrate it on a space proven satellite, launch it into space, and manage its operation. The comprehensive platform will allow cameras in space to take and transmit high-quality video and still images and implement AI algorithms at the edge in real-time.

About Maris-Tech Ltd.

Maris-Tech is a B2B provider of video streaming and AI technology, founded by veterans of the Israel technology sector with extensive electrical engineering and imaging experience. Our products are designed to meet the growing demands of commercial and tactical applications, delivering high-performance, compact, low power and low latency solutions to companies worldwide, including leading electro-optical payload, RF datalink and unmanned platform manufacturers as well as defense, HLS, and communication companies. For more information, visit https://www.maris-tech.com.

About Sidus Space

Sidus Space (NASDAQ: SIDU) is a Space and Defense-as-a-Service satellite company focused on mission-critical hardware manufacturing; multi-disciplinary engineering services; satellite design, production, launch planning, mission operations; and in-orbit support. The Company is located in Cape Canaveral, Florida, where it operates from a 35,000-square-foot manufacturing, assembly, integration, and testing facility focused on vertically integrated Space-as-a-Service solutions including end-to-end satellite support.

Sidus Space has a mission of Bringing Space Down to Earth™ and a vision of enabling space flight heritage status for new technologies while delivering data and predictive analytics to domestic and global customers. Any corporation, industry, or vertical can start their journey off-planet with Sidus Space’s rapidly scalable, low-cost satellite services, space-based solutions, and testing alternatives. More than just a “Satellite-as-a-Service” provider, Sidus Space is a trusted Mission Partner–from concept to Low Earth Orbit and beyond. Sidus Space is ISO 9001:2015, AS9100 Rev. D certified, and ITAR registered.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute ‘forward-looking statements’ within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words ‘anticipate,’ ‘believe,’ ‘continue,’ ‘could,’ ‘estimate,’ ‘expect,’ ‘intend,’ ‘may,’ ‘plan,’ ‘potential,’ ‘predict,’ ‘project,’ ‘should,’ ‘target,’ ‘will,’ ‘would’ and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors described more fully in the section entitled ‘Risk Factors’ in Sidus Space’s Annual Report on Form 10-K for the year ended December 31, 2022, and other periodic reports filed with the Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof, and Sidus Space, Inc. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing collaboration with Sidus Space to develop a system for peripheral photography, recording, transmission, and artificial intelligence for nanosatellites and space tools, that this collaboration will bring our pioneering solutions to the forefront of the nanosatellite market and what we will provide under the collaboration agreement. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 6, 2023, and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Contact:

MARIS Investor Relations
Nir Bussy, CFO
Tel: +972-72-2424022

Sidus Space Investor Relations
Valter Pinto, Managing Director
KCSA Strategic Communications
sidus@kcsa.com
(212) 896-1254

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